Offerpad Solutions Inc.

433 S. Farmer Avenue, Suite 500

Tempe, Arizona 85281

April 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Offerpad Solutions Inc.

Registration Statement on Form S-3 (File No. 333-293709)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Offerpad Solutions Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-293709) (the “Registration Statement”) of the Company be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on April 30, 2026, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Company requests that notification of such effectiveness be made by telephone call to Drew Capurro of Latham & Watkins LLP, legal counsel to the Company, at (714) 755-8008.

Very truly yours,

/s/ Adam Martinez
Adam Martinez
Chief Legal Officer

Cc:	Brian Bair, Chief Executive Officer

Drew Capurro, Latham & Watkins LLP